For immediate release

BioLineRx to place $15 million in securities with Institutional Investors

Jerusalem, Israel - February 15, 2012 – BioLineRx Ltd. (NASDAQ: BLRX) (TASE: BLRX) (the “Company”), a biopharmaceutical development company, announced today it has entered into definitive agreements with healthcare-focused U.S. institutional investors to place an aggregate of approximately 5,245,000 American Depositary Shares ("ADSs"), at a purchase price of $2.86 per ADS, and warrants to purchase up to 2,622,500 additional ADSs at an exercise price of $3.57 per ADS. The offering is expected to raise a total of $15 million, with net proceeds of approximately $14.1 million, after deducting fees and expenses. The proceeds from the offering will be used for working capital and for continued development of the Company’s 18 compounds. Closing of the transaction is anticipated within three business days.

The Company expects to file shortly a registration statement in the U.S. to register for resale the securities issued in the private placement.

Roth Capital acted as sole placement agent to BioLineRx Ltd. for this transaction.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy securities. The securities offered and sold in the private placement have not yet been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities laws, and may not be offered or sold in the United States absent registration, or an applicable exemption from registration under the Securities Act and applicable state securities laws.

About BioLineRx

BioLineRx Ltd. is a publicly-traded biopharmaceutical development company. It is dedicated to building a portfolio of products for unmet medical needs or with advantages over currently available therapies. BioLineRx’s current portfolio consists of five clinical stage candidates: BL-1020 for schizophrenia has commenced a Phase II/III study; BL-1040, for prevention of pathological cardiac remodeling following a myocardial infarction, is currently undergoing a pivotal CE-Mark registration trial and has been out-licensed to Ikaria Inc. for a total deal value of $282.5 million, in addition to sales royalties; BL-5010 for non-surgical removal of skin lesions has completed a Phase I/II study; BL-1021 for neuropathic pain is in Phase I development and BL-7040 for treating Inflammatory Bowel Disease (IBD) has completed Phase I. In addition, BioLineRx has 13 products in various pre-clinical development stages for a variety of indications, including central nervous system diseases, oncology, infectious diseases, cardiovascular and autoimmune diseases.

BioLineRx’s business model is based on acquiring molecules mainly from biotechnological incubators and academic institutions. The Company performs feasibility assessment studies and development through pre-clinical and clinical stages, with partial funding from the Israeli Government’s Office of the Chief Scientist (OCS). The final stage includes partnering with medium and large pharmaceutical companies for advanced clinical development (Phase III) and commercialization.

For more information on BioLineRx, please visit www.biolinerx.com.

Various statements in this release concerning BioLineRx’s future expectations, plans and prospects, including, without limitation, statements relating to the registration of securities, constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include words such as “may,” “expects,” “anticipates,” “believes,” and “intends,” and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of BioLineRx to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks are: changes in relationships with collaborators; the impact of competitive products and technological changes; risks relating to the development of new products; and the ability to implement technological improvements. These and other factors are more fully discussed in the “Risk Factors” section of BioLineRx’s Form 20-F filed with the Securities and Exchange Commission on July 15, 2011. In addition, any forward-looking statements represent BioLineRx’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. BioLineRx does not assume any obligation to update any forward-looking statements unless required by law.

Contact:

KCSA Strategic Communications

Garth Russell, +1 212-896-1250

grussell@kcsa.com

or

Todd Fromer, +1 212-896-1250

tfromer@kcsa.com

BioLineRx Ltd.

Tsipi Haitovsky, +972-3-6240871

Public Relations

tsipih@netvision.net.il